Exhibit 99.33
MATERIAL CHANGE REPORT
Regulation 51-102 Respecting Continuous Disclosure Obligations
Form 51-102F3
1.	NAME AND ADDRESS OF COMPANY:
THERATECHNOLOGIES INC. 2310 Alfred-Nobel Boulevard Montreal, Québec Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE: May 18, 2011

3.	NEWS RELEASE:
A news release describing this material change was issued on May 18, 2011 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.
4.	SUMMARY OF MATERIAL CHANGE:
On May 18, 2011, Theratechnologies Inc. (the “Corporation”) announced that it is applying to list its common shares on the NASDAQ market in the United States.
5.	FULL DESCRIPTION OF MATERIAL CHANGE:
On May 18, 2011, the Corporation announced that it is applying to list its common shares on the NASDAQ market in the United States.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:
Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:
For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.
9.	DATE OF REPORT:
May 27, 2011